BIOCUREX, INC.
                           7080 River Road, Suite 215
                       Richmond, British Columbia V6X 1X5
                                 (866) 884-8669



                                  May 25, 2012


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Biocurex, Inc.
            Post-Effective Amendment No. 4 to Registration Statement on Form S-1 File No. 333-144879


     Biocurex, Inc. requests that the above-captioned registration statement be withdrawn.

     The reason for this request is the post-effective amendment was incorrectly filed using the EDGAR tag for pre-effective amendments.

      No securities were sold by means of the amended registration statement.


                                    Very truly yours,

                                    /s/ Ricardo Moro
                                    -------------------------------
                                    Dr. Ricardo Moro, President